UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 7, 2017

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 7, 2017
EDAP TMS S.A.

/s/ FRANCOIS DIETSCH
FRANCOIS DIETSCH
CHIEF FINANCIAL OFFICER

Dear EDAP Shareholders,	May 29, 2017

2016 was another successful year for EDAP. We continued to expand the global reach of our breakthrough HIFU devices, allowing an ever-increasing number of patients access to this revolutionary treatment option for early-stage prostate cancer. As a result of our dedicated team's continued successful efforts, we reached a €35.6 million record revenue in 2016 and revenue from our HIFU division increased 63% over 2016.

U.S. market penetration has started rapidly. At the beginning of 2016 we implemented a strategy that focused on targeting academic centers to build awareness and global adoption of the technology. As a result, EDAP now has HIFU systems available in the most prestigious institutions for prostate cancer management in the country such as USC in Los Angeles, University of Miami, Duke University, the Cleveland Clinic and many others. While building the academic validation and recognition of our technology in 2016, we began to partner with companies providing mobile services to Hospitals, Ambulatory Surgical Centers and private groups of urologists. These partnerships offer an attractive alternative solution, enabling hospitals or centers to access the technology without a significant investment. Thus, we can quickly penetrate rural areas, smaller private practices or large hospitals that would like to begin using our technology without the administrative hassles or costs.

We continue to see great traction and interest from the medical community. The current standard of care for prostate cancer must be modernized. An alternative that is less severe than radical treatments but with more action than active surveillance (“wait and see”) is sorely needed. Our HIFU technology fills this gap well, our focal approach facilitates efficacy akin to prostatectomy with minimal impact to their quality of life.

2016 has also been a very exciting and productive year in HIFU developments worldwide. Focal One device sales revenue increased by 96% while maintaining steady growth in treatment-based revenues. We also continued to sustain our UDS segment, as lithotripsy remains the gold standard for kidney stone treatments.

2017 will prove to be an important year for EDAP, with multiple pending milestones including a conclusion to the FDA review of Focal One, the expansion of our product offering with the Ablatherm Fusion worldwide. Very recently, we achieved another key strategic U.S. milestone with CMS’s approval of a new reimbursement code for HIFU ablation of the prostate. This is a significant achievement and opens the door to broader coverage from different payers, including private and commercial payers. We will now transition our efforts toward expanding coverage and physician education to make our innovative technology available to all patients in the U.S.

We would like to thank you, our shareholders and investors, for your continued support and confidence in EDAP’s long-term success.

Sincerely,

Philippe Chauveau

Chairman of the Board

EDAP TMS S.A.

Non binding, unofficial English translation for information purposes only. Original in French.

EDAP TMS

A corporation with a share capital of 3,817,891.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx en Velin, France

Lyon Registry of Commerce 316 488 204

Vaulx-en-Velin, May 29, 2017

NOTICE

On Friday June 30, 2017, the shareholders are convened to attend an Ordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters

4, rue du Dauphiné,

69120 Vaulx-en-Velin, France

to consider the following agenda:

1.	Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L. 225-38 of the French Commercial Code;

2.	Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2016; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2016; granting of a release to the members of the Board of Directors for their management;

3.	Allocation of net loss for the fiscal year ended December 31, 2016.

4.	Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company.

Yours sincerely,

The Board of Directors

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction Form is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction Form is improperly completed or blank, or if the voting instructions included in the voting Instruction Form are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

EDAP TMS - Agenda/notice for the AGO - June 30 2017 ENGLISH

Non-binding, unofficial English translation for information purposes only. Only the original version in French has legal force.

EDAP TMS

A corporation with a share capital of 3,817,891.22 euros

Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine

69120 Vaulx-en-Velin (France)

Lyon Trade and Companies Register Number 316 488 204

Report of the Board of Directors to the Ordinary Shareholders’ Meeting of June 30, 2017

Ladies and Gentlemen,

We have called this Ordinary Shareholders’ Meeting to vote on the following agenda:

1.	Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L. 225-38 of the French Commercial Code;

2.	Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2016; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2016; granting of a release to the members of the Board of Directors for their management;

3.	Allocation of net loss for the fiscal year ended December 31, 2016.

4.	Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company.

Management report on the Company’s activity for the fiscal year ended December 31, 2016:

We invite you to read the Board of Directors’ management report available pursuant to French laws and regulations and the Company’s 2016 Annual Report on the 2016 consolidated accounts, which is available on the Company’s website www.edap-tms.com, in the “Investor Relations” – “Financial Information” section.

In order to complete EDAP’s Board of Directors, it is proposed to appoint Mr. Marc Oczachowski as a Director of the Company for a tenure of six years, expiring at the Ordinary Assembly Meeting of Shareholders approving accounts closed on December 31, 2022. Mr. Oczachowski’s appointment to the Board will be effective on July 1, 2017.

In this context, we ask you to vote on the aforementioned resolutions submitted to you by your Board of Directors.

The Board of Directors

EDAP TMS – Board report to AGM – June 30, 2017	1

This is a free translation from the French language and is supplied solely for information purposes. Only the original version in French language has legal force.

EDAP - TMS

A corporation with a share capital of 3,817,891.22 euros

Registered office: Parc d’activité La Poudrette Lamartine

4, rue du Dauphiné - 69120 Vaulx-en-Velin, France

Lyon Registry of Commerce 316 488 204

DRAFT RESOLUTIONS TO BE SUBMITTED
TO THE ORDINARY SHAREHOLDERS’ MEETING HELD
ON JUNE 30, 2017

Shareholders are invited to attend the Ordinary Shareholders’ Meeting of EDAP-TMS S.A. (the “Company”) on June 30, 2017, at 10.30 am., at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France. The shareholders will deliberate on the following agenda:

1.	Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L. 225-38 of the French Commercial Code;

2.	Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2016; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2016; granting of a release to the members of the Board of Directors for their management;

3.	Allocation of net loss for the fiscal year ended December 31, 2016.

4.	Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company.

* * *

FIRST RESOLUTION (Reading and approval of the special report of the Statutory Auditor on the agreements referred to in Article L. 225-38 of the French Commercial Code)

After hearing the Statutory Auditor's special report relating to the agreements referred to in article L.225-38 of the French Commercial Code (related party transactions), the Shareholders’ Meeting approves the terms of the report, mentioning that there is no such agreements.

Draft of resolutions EDAP TMS AGO – June 30, 2017	1/3

SECOND RESOLUTION (Reading of the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016; reading of the Board of Directors' special report pursuant to Article L. 225-184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor's report relating to the annual accounts for the fiscal year ended December 31, 2016; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2016; granting of a release to the members of the Board of Directors for their management)

The Shareholders’ Meeting, acting in accordance with the quorum and majority criteria required for Ordinary Shareholders’ Meetings, and after having been read:

-	the Board of Directors' report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016,
-	the Board of Directors' special report on stock-options pursuant to Article L. 225-184 paragraph 1 of the French Commercial Code,
-	the Statutory Auditor's report relating to the annual accounts relating to the fiscal year ended December 31, 2016,
-	the Statutory Auditor’s report relating to the consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (US GAAP) applying to companies listed on the Nasdaq.

Approves the annual accounts, i.e., the balance sheet, income statement and the related note as of and for the period ended December 31, 2016 as they have been presented, together with the transactions transcribed in the aforesaid financial statements and summarized in such reports.

Approves the consolidated financial statements relating to the fiscal year ended December 31, 2016 established in accordance with US GAAP as applied to companies listed on the Nasdaq market, as they have been presented in the 20-F Report filed with SEC on April 3, 2017, together with the transactions transcribed in the aforesaid financial statements and summarized in such report.

The Shareholders’ Meeting therefore grants a release to all members of the Board of Directors for their management during the fiscal year 2016.

THIRD RESOLUTION (Allocation of net loss for the fiscal year ended December 31, 201)

The Shareholders’ Meeting, in accordance with the quorum and majority criteria required for Ordinary Shareholders’ Meetings, acknowledges that the Company has recorded a net loss (not consolidated) of €447,565 during fiscal year ended December 31, 2016.

The Shareholders’ Meeting, after reading the Board of Directors report, decides to allocate the total net income €447,565 amount to the cumulated losses account, reducing this account from (€13,359,495) to (€13,807,060).

Pursuant to Article 243 bis of the French Tax Code, the Shareholders’ Meeting takes note that no dividend has been paid during the last three fiscal years.

The Shareholders’ Meeting, pursuant to the Board of Directors' report, in accordance with article 223 quarter of the French Tax Code, takes note that no expenses, nor charges concerned by article 39-4 of this Code, nor theoretical tax amount, will be recorded by the Company.

Draft of resolutions EDAP TMS AGO – June 30, 2017	2/3

FOURTH RESOLUTION (Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company)

The General Meeting, subject to the quorum and majority voting rules applicable to ordinary shareholders’ meetings, upon the Board of Directors proposal, and after having heard the report of the Board of Directors,

Resolves to appoint Mr. Marc Oczachowski as Member of the Board of Directors of the Company for a period of six years (i.e. until the ordinary shareholders’ meeting to be held to approve the financial statements for the year ended December 31st, 2022). This nomination will be effective on July 1, 2017.

Mr. Marc Oczachowski has declared that he would accept this appointment and that he complies with applicable rules relating to the plurality of offices.

*******

The Shareholders’ Meeting grants all powers to the holder of an original, a copy or an extract of these meeting minutes in order to carry out all required or necessary filing publicity and other formalities.

Draft of resolutions EDAP TMS AGO – June 30, 2017	3/3

Please sepa r ate ca r efully at the pe r fo r a tion and r etu r n just this p o r tion in the en v elope p r ovided. D a t e: Ordinary General Meeting of Shareholders of EDAP TMS S.A. June 30, 2017 See Voting Instruction On Reverse Side. Please make your marks like this: Use dark black pencil or pen only For Against Abstain 1. Reading and approval of the special report of the Statutory Auditor on the agreements referred to in article L. 225 - 38 of the French Commercial Code; 2. Reading of the Board of Directors’ report on the activity, the situation and the financial statements of the Company relating to the fiscal year ended December 31, 2016; reading of the Board of Directors’ special report pursuant to Article L. 225 - 184, paragraph 1 of the French Commercial Code; reading of the Statutory Auditor’s report relating to the annual accounts for the fiscal year ended December 31, 2016; reading of the Statutory Auditor’s report relating to the consolidated financial statements (US GAAP); approval of the statutory accounts and of the consolidated financial statements (US GAAP) for the fiscal year ended December 31, 2016; granting of a release to the members of the Board of Directors for their management; 3. Allocation of net loss for the fiscal year ended December 31, 2016. 4. Appointment of Mr. Marc Oczachowski as Member of the Board of Directors of the Company. Ordinary General Meeting of Shareholders of EDAP TMS S.A. to be held June 30, 2017 For Holders as of May 23, 2017 MAIL • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage - paid envelope provided. All votes must be received by 5:00 pm, Eastern Time June 26, 2017 . PROXY TABULATOR FOR EDAP TMS S.A. P.O. BOX 8016 CARY, NC 27512 - 9903 EVENT # CLIENT # Authorized Signatures - This section must be completed for your instructions to be executed. Please Sign Here Please Date Above Please Sign Here Please Date Above Copyright © 2017 Mediant Communications Inc. All Rights Reserved

PR O X Y TABULATO R FO R EDAP TM S S . A . P . O . B O X 8016 C A R Y , N C 2 75 1 2 - 9 903 EDAP TMS S.A. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 5:00 p.m. EST on June 26, 2017) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the Deposited EDAP TMS S . A . Shares represented by such Receipts registered in the name of the undersigned on the books of the Depositary as of the close of business on May 23 , 2017 at the Ordinary General Meeting of EDAP TMS S . A . to be held in France, on June 30 , 2017 at 10 : 30 am in respect of the resolutions specified in the enclosed Notice of Meeting . NOTES : Instructions as to voting on the specified resolutions should be indicated by an “X” in the appropriate box . If no Voting Instruction Card is received by the Depositary from an Owner with respect to any of the Shares represented by American Depositary Shares on or before the Receipt Date, or if the Voting Instruction Card is improperly completed or blank, or if the voting instructions included in the Voting Instruction Card are illegible or unclear, such Owner shall be deemed to have instructed the Depositary to vote such Shares and the Depositary shall vote such Shares in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved . (Continued and to be marked, dated and signed, on the other side)